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Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 3 to
Schedule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Citizens Bancshares, Inc.
(Name of the Issuer)

Citizens Bancshares, Inc.
Citizens Interim Company
(Name of Persons Filing Statement)

Common Stock, $5.00 Par Value
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Carl W. Fontenot
President and Chief Executive Officer
Citizens Bancshares, Inc.
841 West Main Street, P.O. Box 598
Ville Platte, Louisiana 70586
(337) 363-5643
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

With Copies To:
 Zonnie Breckinridge, Esq.
Jenkens & Gilchrist, a Professional Corporation
600 Congress Avenue, Suite 2200
Austin, Texas 78701
(512) 499-3860

Geoffrey S. Kay, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 2900
Dallas, Texas 75202-2799
(214) 855-4158

This statement is filed in connection with (check the appropriate box):

a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.
☐ The filing of a registration statement under the Securities Act of 1933.
c.
☐ A tender offer.
d.
☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee
$828,530	$67
(*)
The filing fee was determined based on the product of (a) the estimated 5,714 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (y) the merger consideration of $145 per share of common stock.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: $67
  Form or Registration No.: Schedule 14A
  Filing Party: Citizens Bancshares, Inc.
  Date Filed: October 9, 2003

INTRODUCTION

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by Citizens Bancshares, Inc., a Louisiana corporation and registered bank holding company ("Bancshares"), and Citizens Interim Company, a newly-formed Louisiana corporation (the "Interim Company"), in connection with the proposed merger by and between the Interim Company and Bancshares. As a result of the merger, the Interim Company would merge with and into Bancshares, with Bancshares surviving the merger, and the separate corporate existence of the Interim Company would cease. If effected, the merger will result in Bancshares having fewer than 300 record holders of its outstanding common stock.

        This Amendment No. 3 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by Bancshares pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of Bancshares at which the shareholders will be asked to approve the merger agreement and the transactions contemplated by the merger agreement.

        The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Amendment No. 3 to the Schedule 13E-3. A copy of the merger agreement is attached as Appendix A to Bancshares' definitive proxy statement, which is incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A filed on January 9, 2004.

        All parenthetical references under the various Items contained in this Amendment No. 3 to Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the proxy statement under "Summary Information" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   The name of the subject company is Citizens Bancshares, Inc. The address of its principal executive offices is 841 West Main Street, Ville Platte, Louisiana 70586. Bancshares is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the proxy statement under "Summary Information—Who are the parties to the proposed merger?" and "The Proposed Merger—Parties to the Merger" is incorporated herein by reference.

        (b)   The information set forth in the proxy statement under "Summary Information—How many votes can be cast by all shareholders?" and "The Special Meeting—Record date" is incorporated herein by reference.

        (c)   The information set forth in the proxy statement under "Market for Securities and Dividend Information" is incorporated herein by reference.

        (d)   The information set forth in the proxy statement under "Market for Securities and Dividend Information" is incorporated herein by reference.

        (e)   Not applicable.

        (f)    The information set forth in the proxy statement under "Market for Securities and Dividend Information" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a)-(c) The information set forth in the proxy statement under "The Proposed Merger—Parties to the merger" and "Management" is incorporated herein by reference.

        During the last five years, neither Bancshares nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of Bancshares is a citizen of the United States of America.

        During the last five years, neither the Interim Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of the Interim Company is a citizen of the United States of America.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   The information set forth in the proxy statement under "Summary Information," "Special Factors—Background of the merger," "Special Factors—Purposes of and reasons for the merger proposal," "Special Factors—U. S. federal income tax consequences of the merger," "The Special Meeting—Vote required to approve the merger," "The Proposed Merger—Structure of merger," "The Proposed Merger—Anticipated accounting treatment," "Special Factors—Certain effects of the merger on the Company," and "Special Factors—Certain effects of the merger on our shareholders," is incorporated herein by reference.

        (c)   The information set forth in the proxy statement under "Summary Information," "Special Factors—Background of the merger," "Special Factors—Certain effects of the merger on the Company," "Special Factors—Certain effects of the merger on our shareholders," "The Proposed Merger—Structure of merger" and "The Proposed Merger—Conversion and exchange of stock certificates" is incorporated herein by reference.

        (d)   The information set forth in the proxy statement under "Summary Information—Am I entitled to dissenters' rights?" and "The Proposed Merger—Dissenting shareholders" is incorporated herein by reference.

        (e)   The information set forth in the proxy statement under "Special Factors—Background of the merger," "Special Factors—Financial fairness," and "Special Factors—Recommendation of our board of directors" is incorporated herein by reference.

        (f)    Not applicable.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a)   None.

        (b)-(c) The information set forth in the proxy statement under "The Proposed Merger—Background of the merger" and "The Proposed Merger—Operations of the Company and the Bank following the merger" is incorporated herein by reference.

        (e)   None.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b)   The information set forth in the proxy statement under "Description of Common Stock—General" is incorporated herein by reference.

        (c)(1)-(8) The information set forth in the proxy statement under "Special Factors—Background of the merger," "Special Factors—Certain effects of the merger on the Company," "Special Factors—Funding the merger," "The Proposed Merger—Operations of the Company and the Bank following the merger," and Appendix A is incorporated herein by reference.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a)   The information set forth in the proxy statement under "Summary Information—Why is the merger being proposed?" "Special Factors—Background of the merger," and "Special Factors—Purposes of and reasons for the merger proposal" is incorporated herein by reference.

        (b)   The information set forth in the proxy statement under "Special Factors—Background of the merger" is incorporated herein by reference.

        (c)   The information set forth in the proxy statement under "Summary Information—Why is the merger being proposed?" "Special Factors—Background of the merger," "Special Factors—Purposes of and reasons for the merger proposal" and "The Proposed Merger—Structure of merger" is incorporated herein by reference.

        (d)   The information set forth in the proxy statement under "Special Factors—Certain effects of the merger on the Company," "Special Factors—Certain effects of the merger on our shareholders," "Special Factors—U.S. federal income tax consequences of the merger"is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

        (a)-(e) The information set forth in the proxy statement under "Summary Information—What does the board of directors recommend?" "Special Factors—Background of the merger," "Special Factors—Purposes of and reasons for the merger proposal," "Special Factors—Recommendation of our board of directors," and "Special Factors—Financial fairness" is incorporated herein by reference.

        (f)    Not applicable

ITEM 9.    REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

        (a)-(b) The information set forth in the proxy statement under "Summary Information—How was the cash price for shares of our common stock determined?" "Special Factors—Background of the merger," "Special Factors—Recommendation of the board of directors," "Special Factors—Financial fairness," and Appendix C is incorporated herein by reference.

        (c)   The information set forth in the proxy statement under "Special Factors—Financial fairness" is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)-(b) The information set forth in the proxy statement under "Summary Information—How will the merger be funded?"and "Special Factors—Funding the merger" is incorporated herein by reference.

        (c)   The information set forth in the proxy statement under "The Proposed Merger -Expenses of the merger" is incorporated herein by reference.

        (d)   The information set forth in the proxy statement under "Summary Information—How will the merger be funded?" and "Special Factors—Funding the merger," is incorporated herein by reference.

ITEM 11.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   The information set forth in the proxy statement under "Security Ownership of Management and Certain Shareholders" is incorporated herein by reference.

        (b)   Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        (d)-(e) The information set forth in the proxy statement under "Summary Information -What vote is required to approve the merger?" "Summary Information—What does the board of directors recommend?" "Special Factors—Recommendation of our board of directors"and "The Special Meeting—Vote required to approve the merger" is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

        (a)   The audited financial statements and unaudited interim financial statements are incorporated into the proxy statement from Bancshares' Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. The information in the proxy statement referred to in "Documents Incorporated by Reference" and "Where You Can Find More Information" is incorporated herein by reference.

        (b)   The information set forth in the proxy statement under "Pro Forma Consolidated Financial Information" is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)-(b) The information set forth in the proxy statement under "The Special Meeting—Solicitation of proxies" is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

        The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.    MATERIAL TO BE FILED AS EXHIBITS.

        Except as noted, the following exhibits are filed herewith:

        (a)(i) Definitive proxy statement on Schedule 14A of Bancshares, including all appendices thereto (incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

        (a)(ii) Form of proxy sheet (a copy of which is filed with Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

        (c)(i) Opinion of National Capital, L.L.C., dated September 26, 2003 (a copy of which is included as Appendix C to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

        (c)(ii) Valuation letter related to the common stock of Bancshares prepared by National Capital, L.L.C., and delivered to the board of directors of Bancshares (previously filed).

        (c)(iii) Comparable transaction report prepared by National Capital, L.L.C. (a copy of which is included as Appendix D to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

        (d)   Agreement and Plan of Merger, dated as of October 3, 2003, by and between Bancshares and Citizens Interim Company (a form of which is included as Appendix A to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

        (f)    Section 131 of the Louisiana Business Corporation Law (included as Appendix B to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

        (g)   Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CITIZENS BANCSHARES, INC.
	By:	/s/ CARL W. FONTENOT Carl W. Fontenot, President

CITIZENS INTERIM COMPANY
	By:	/s/ CARL W. FONTENOT Carl W. Fontenot, President
Dated: January 9, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)
Definitive proxy statement on Schedule 14A of Bancshares, including all appendices thereto (incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004)
(a)(ii)
Form of proxy sheet (a copy of which is filed with Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).
(c)(i)
Opinion of National Capital, L.L.C., dated September 26, 2003 (a copy of which is included as Appendix C to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).
(c)(ii)	Valuation letter related to the common stock of Bancshares prepared by National Capital, L.L.C., and delivered to the board of directors of Bancshares (previously filed)
(c)(iii)
Comparable transaction report prepared by National Capital, L.L.C. (a copy of which is included as Appendix D to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).
(d)
Agreement and Plan of Merger, dated as of October 3, 2003, by and between Bancshares and Citizens Interim Company (a form of which is included as Appendix A to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).
(f)
Section 131 of the Louisiana Business Corporation Law (included as Appendix B to Bancshares' definitive proxy statement incorporated herein by reference to Bancshares' Amendment No. 3 to Schedule 14A, as filed with the Securities and Exchange Commission on January 9, 2004).

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INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS
  ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURES
EXHIBIT INDEX